SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File Number: 0-23948

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN (THE “PLAN”)

(Full title of the Plan)

Boyd Bros. Transportation Inc.
3275 Highway 30, Clayton, Alabama 36016
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

BOYD BROS. TRANSPORTATION INC.
401(K) PROFIT SHARING PLAN
FINANCIAL STATEMENTS
and
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001
with
INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER, 31 2002 AND 2001
SIGNATURES
INDEX TO EXHIBITS
EX-23 CONSENT OF SMITH & HOWARD, P.C
EX-99.1 SARBANES CERTIFICATION OF THE CEO
EX-99.2 SARBANES CERTIFICATION OF THE FINANCE VP

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of
Boyd Bros. Transportation Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for plan benefits of Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Smith & Howard, P.C.

Atlanta, Georgia
June 19, 2003

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER, 31 2002 AND 2001

ASSETS

	2002	2001

Investments, at fair value (Note C):
Shares of registered investment companies	$4,049,244	$4,410,489
Common stock	307,882	295,550

Net Assets Available for Plan Benefits	$4,357,126	$4,706,039

The accompanying notes are an integral part of these financial statements.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER, 31 2002 AND 2001

	2002	2001

Additions to Net Assets Attributed to:
Contributions:
Employer	$240,584	$234,674
Participant	625,905	651,615
Other	9,933	6,704

	876,422	892,993
Investment income:
Net depreciation in fair value of investments	(624,455)	(318,003)
Interest and dividends	78,386	79,423

	(624,455)	(318,003)
Total additions	330,353	654,413
Deductions from Net Assets Attributed to:
Benefits paid to participants	643,014	576,735
Investment management fees	8,588	10,975
Other	27,664	14,676

Total deductions	679,266	602,386

Net Increase (Decrease)	(348,913)	52,027
Net Assets Available for Plan Benefits at Beginning of Year	4,706,039	4,654,012

Net Assets Available for Plan Benefits at End of Year	$4,357,126	$4,706,039

The accompanying notes are an integral part of these financial statements.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2002 AND 2001

NOTE A — DESCRIPTION OF THE PLAN

The following description of the Boyd Bros. Transportation Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees who have completed one year of service and 1,000 hours. The Plan is sponsored by Boyd Bros. Transportation Inc. (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and matching contributions and the earnings on those contributions and an allocation of any discretionary contributions made by the plan sponsor or non-vested account forfeitures.

Contributions

Participants may elect to contribute up to 15% of their annual compensation, subject to limitations established by the Internal Revenue Service. Participants may change their contribution rate twice a year. The Company will contribute a matching contribution equal to 50% of the first 6% of the employee contributions. The rate of matching contributions may be changed by the Company by resolution of its Board of Directors. The Company may also provide special discretionary contributions equal to a percentage of an employee’s compensation and/or an amount determined by the Company based on earnings. All discretionary amounts are determined by the management of the Plan sponsor.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2002 AND 2001

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Investments

Upon enrollment, the Plan permits participants to direct the allocation of their contributions among investment options offered under the trust agreement.

Vesting

Participants are immediately vested in their voluntary contributions. The vesting percentage for the employer matching contributions and any discretionary contributions is based on the participants years of service as follows:

2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Payment of Benefits

On termination of service, a participant’s vested balance will be paid in a lump-sum distribution or installments equal to the value of his or her account as determined under the provisions of the Plan.

Plan Expenses

The Plan pays substantially all administrative expenses.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2002 AND 2001

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments

Investments are maintained on a contract and fair market value basis.

Benefits Payable

As of December 31, 2002 and 2001, net assets available for benefits included benefits of $11,904 and $34,269, respectively, due to participants who have withdrawn from participation in the Plan.

NOTE C — INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the net assets of the Plan as of December 31:

	2002	2001

Common Stock — (at quoted market prices)
Boyd Bros. Transportation Inc.	$307,882	$295,550
Mutual Funds — (at quoted market prices)
Aetna Fixed Account	1,217,599	1,085,943
ING Gov’t Fund	286,438	—
ING Balanced Fund	540,912	616,386
ING Growth and Income Fund	444,473	636,189
Pioneer Fund	374,939	623,180
Fidelity Advisor Mid Cap Fund	476,656	520,551

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2002 AND 2001

NOTE C — INVESTMENTS (Continued)

During 2002 and 2001, the Plan’s investments (including investments bought or sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2002	2001

Investments at fair value as determined by quoted market prices:
Common stock	$29,316	$624
Fidelity Mid Cap Fund (Advisor Series I)	(100,944)	(34,996)
Massachusetts Investors Growth Stock	(48,818)	(28,559)
Oppenheimer Global Fund	(18,377)	(386)
Franklin Small-Mid Cap Growth Fund	(65,220)	(28,111)
ING Government Fund (A)	10,647	(817)
ING Balanced Fund (A)	(73,557)	(29,414)
ING Growth and Income Fund (A)	(161,795)	(80,380)
ING Index Plus LargeCap Fund (A)	(5,899)	(1,213)
ING Growth Fund (A)	(3,720)	(379)
ING International Growth Fund (A)	(4,643)	(353)
Pioneer Fund	(122,601)	(69,808)
Janus Adviser Balanced Fund	(8,100)	(1,372)
Janus Adviser Growth Fund	(50,744)	(42,839)

	$(624,455)	$(318,003)

NOTE D — INCOME TAXES

The Sponsor has adopted a prototype standardized plan. The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 1993, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not filed for a determination letter. However, the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC. The Plan administrator and trustees believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER, 31 2002 AND 2001

NOTE E — TERMINATION

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan and the Trust Agreement in whole or in part at any time, by action of the Board of Directors. All participant accounts become fully vested as of the effective date of termination.

NOTE F — RELATED PARTY TRANSACTIONS

Certain Plan investments are in shares of mutual funds managed by Aetna Life Insurance and Annuity Company (now ING), the trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $8,588 and $10,975 for the years ended December 31, 2002 and 2001, respectively.

The Plan also holds shares of the Sponsor’s common stock (88,727 and 98,517 shares at December 31, 2002 and 2001, respectively). These transactions qualify as party-in-interest.

BOYD BROS. TRANSPORTATION, INC.
401(K) PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER, 31 2002 AND 2001

		c. Description of Investment
		Including Maturity Date,
	b. Identity of Issue, Borrower,	Rate of Interest, Collateral,	e. Current
a.	Lessor or Similar Party	Par or Maturity Value	Value

	Common Stock:
*	Boyd Bros. Transportation Inc.	88,727 shares	$307,882
	Mutual Funds:
*	Aetna Fixed Account		1,217,599
*	ING Aeltus Money Market Fund	50,012 units	50,012
*	ING Government Fund	26,720 units	286,438
*	ING Balanced Fund	53,929 units	540,912
*	ING Growth and Income Fund	59,581 units	444,473
*	ING Index Plus LargeCAp Fund	2,503 units	28,259
*	ING Growth Fund	1,796 units	15,930
*	ING International Growth Fund	2,809 units	15,255
	Pioneer Fund	12,189 units	374,939
	Fidelity Advisor Mid Cap Fund	30,574 units	476,656
	Janus Adviser Balanced Fund	5,030 units	105,620
	Janus Adviser Growth Fund	7,958 units	121,036
	Massachusetts Investors Growth Fund	15,566 units	143,670
	Oppenheimer Global Fund	2,003 units	72,602
	Franklin Small-Mid Cap Growth Fund	7,100 units	155,843

	Total mutual funds		4,049,244

	Total		$4,357,126

*	Party-in-interest as defined by ERISA

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BOYD BROS. TRANSPORTATION INC. 401(K) PROFIT SHARING PLAN

By: Boyd Bros. Transportation Inc. As Plan Administrator

Date: June 27, 2003	By: /s/ Gail B. Cooper Name: Gail B. Cooper Title: President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.

23	Consent of Independent Auditors
99.1	Section 906 Certification
99.2	Section 906 Certification